Exhibit 99.2

GIANT

2010 First Quarter Results Presentation

May 18, 2010



Safe Harbor Statement and Currency Convenience Translation

GIANT

Safe Harbor Statement

Statements in this release contain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements and among others, include our business outlook for the second quarter of 2010, the ability of *ZT Online* to attract players and extend its life cycle with the enhancement introduced in the first quarter 2010, our expectations on the performances of our newly launched games, our ability to successfully commercially launch our new games, our continued efforts to successfully operate and adjust features of our existing games, including introduction of expansion packs, and our ability to continue to grow our business and build long-term shareholder value. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among the factors that could cause our actual results to differ from what we currently anticipate may include failure by *ZT Online* gamers to resume in-game spending or continue in-game spending at historical levels, our ability to develop, purchase or license additional online games that are attractive to our players, our ability to develop and successfully launch expansion packs for our online games, our ability to adjust and enhance our online games to users' preferences to generate revenues, our dependence on one online game, which currently accounts for the majority of our historical net revenues, our ability to respond to competition, our ability to adjust to the current global economic crisis, our need to implement and maintain effective internal control over financial reporting, our limited operating history and unproven long-term potential of our online game business model, our uncertainties with respect to the PRC legal and regulatory environments and volatility in the markets we operate in. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20F for the fiscal year 2008, as filed with the Securities and Exchange Commission on June 19, 2009, and are available on the Securities and Exchange Commission's website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see "Risk Factors" beginning on page 8 of our annual report for fiscal year 2008. Our actual results of operations for the first quarter 2010 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Currency Convenience Translation

This slide presentation contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB6.8258, which was the noon buying rate as of March 31, 2010 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or US dollar amounts referred to in this slide presentation could have been, or could be, converted into US dollars at such rate or at all.

Giant Interactive Group

A Leading Online Game Developer & Operator

Giant: NYSE Listed

GIANT

NYSE IPO:	**November 1, 2007**
Ticker:	**GA**
Market Cap:	**US$1.7 Billion** *May 14, 2010*
Fully Diluted Shares:	**Approximately 234 Million**

About Giant:	
Headquarters:	**Shanghai, China**
Employees:	**Approximately 3,000 including 1,400 liaison personnel**
Investor Information:	**www.ga-me.com**

GA LISTED NYSE

Key Operational and Financial Highlights

Key Quarterly Operating Metrics


Active Paying Accounts (APA)
Accounts in Thousands
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1,236
1,204
1,108
1,138
1,373
1Q09
2Q09
3Q09
4Q09
1Q10


Average Concurrent Users (ACU)
Users in Thousands
700
600
500
400
300
200
100
0
531
453
426
485
588
1Q09
2Q09
3Q09
4Q09
1Q10


Average Revenue per User (ARPU)
RMB
400
350
300
250
200
150
100
50
0
300
300
259
241
220
1Q09
2Q09
3Q09
4Q09
1Q10


Peak Concurrent Users (PCU)
Users in Thousands
2,500
2,000
1,500
1,000
500
0
1,572
1,440
1,281
1,391
1,611
1Q09
2Q09
3Q09
4Q09
1Q10

Solid Profitability and High Margins

GIANT

Net Revenue



US Dollars in millions
0
10
20
30
40
50
60
54.7
53.3
42.5
40.4
44.6
1Q09
2Q09
3Q09
4Q09
1Q10

Gross Profit Margin



60%
65%
70%
75%
80%
85%
90%
95%
84.0%
85.0%
84.3%
83.9%
85.2%
1Q09
2Q09
3Q09
4Q09
1Q10

Net Income



US Dollars in millions
0
5
10
15
20
25
30
35
40
33.9
34.0
29.0
29.0
27.1
1Q09
2Q09
3Q09
4Q09
1Q10

Net Income Margin



30%
35%
40%
45%
50%
55%
60%
65%
70%
75%
80%
85%
62.1%
63.7%
68.1%
71.7%
60.9%
1Q09
2Q09
3Q09
4Q09
1Q10

Q1 2010 Key Financial Highlights

GIANT

(In millions, except EPS data)	Q1 2010 US$	Q1 2010 RMB	Q4 2009 RMB	Q-o-Q %	Q1 2009 RMB	Y-o-Y %	Margins
Total Net Revenue	44.6	304.4	276.0	10.3%	373.5	-18.5%	
Cost of Services	6.6	45.1	44.4	1.6%	59.6	-24.3%	
Gross Profit	38.0	259.3	231.6	12.0%	313.9	-17.4%	85.2%
Operating Expenses	11.8	80.8	55.8	44.9%	81.9	-1.4%	
Income from Operations	26.1	178.5	175.8	1.5%	231.9	-23.0%	58.6%
Net Income Attributable to the Company's Shareholders	27.1	185.2	197.8	-6.3%	231.9	-20.1%	60.9%
Basic EPS (RMB)		0.82	0.87	-5.7%	1.03	-20.4%	
Diluted EPS (RMB)		0.79	0.85	-7.1%	0.99	-20.2%	

			Q4 2009 US$	Q-o-Q %	Q1 2009 US$	Y-o-Y %	
Basic EPS (US$)	0.12		0.13	-7.7%	0.15	-20%	
Diluted EPS (US$)	0.12		0.12	0%	0.15	-20%	

Strong Balance Sheet

GIANT

(In millions)	Mar 31, 2010 US$	Mar 31, 2010 RMB	Dec 31, 2009 RMB	Mar 31, 2009 RMB
Cash, Cash Equivalents, Short-Term Investments & Held-To-Maturity Investments	811.6	5,540.1	5,399.2	5,211.1
Current Assets	770.2	5,257.1	5,103.0	5,341.2
Total Assets	966.6	6,597.8	6,452.7	6,115.6
Current Liabilities	73.3	500.1	547.4	839.1
Total Liabilities	73.3	500.5	547.9	839.1
Shareholders' Equity	890.8	6,080.5	5,897.2	5,276.5
Non-controlling Interest	2.5	16.9	7.6	-
Total Liability and Equity	966.6	6,597.8	6,452.7	6,115.6

Operational Updates

Flagship Game Segmentation Strategy

GIANT

Games	Game History and Milestones	Initiatives
ZT Online	• Launched in January 2006 • Self-developed Free-to-Play 2D MMORPG • Multiple expansion packs introduced since launch • Monetization restructuring in 3Q08 • Now also available in Vietnam and Russia	Continuous enhancements of holiday features, quests, maps, etc; recovery of key performance metrics in 1Q10
ZT Online Classic	• Open beta testing launched at end of 3Q08 • Original ZT Online features but eliminated all promotional items • Designed to target former ZT Online players and enhance player loyalty	Added Beginner Zones to help new and non-paying gamers in 1Q10
ZT Online Green	• Original ZT Online gameplay with enhanced in-game economy benefiting lower spending and non-paying players for further in-game diversity • New maps, skills, items, and other game features	Open beta testing at the end of 1Q10, recently surpassed 400,000 PCU
ZT Online II	• Sequel to ZT Online, brand new Free-To-Play 2D MMORPG • Revised economic system targeting gamers of different spending habits to attract more players • Basic game design completed with enhanced graphics, sound effects, # of professions, animation, etc.	Small-scale engineering testing began in 1Q10, expect limited closed beta testing in 3Q10

A Growing Product Portfolio

GIANT

Games	Game History and Milestones	Initiatives
Giant Online 巨人	• Open beta testing launched at end of 1Q08 • Introduced holiday activities, new clothing and accessories in 1Q10	Developing next expansion pack
King of Kings III	• GA acquired rights to operate in China in 2007 • Gamers welcomed the enhanced content and features in 1Q10	Open beta testing started in April 2010
Dragon Soul 龍魂	• 3D ancient Chinese PK MMORPG • Developed by our R&D office in Chengdu, Sichuan • Under limited closed beta testing with further enhancements in 1Q09	Closed beta testing planned in 3Q10
The Golden Land	• Our first self-developed webgame, with a medieval strategy theme • Under limited closed beta testing with further improvements in 1Q10	Improved version with further enhancements tested in 2Q10
XT Online	• Part of our Win@Giant program from 2Q09 • 2.5D ancient Chinese martial arts MMORPG • Continuous refinement under the ultimate limited beta testing in 1Q10	Closed beta testing expected in May 2010
My Sweetie	• Part of our Win@Giant program from 1Q09 • 2.5D free-to-play casual MMORPG involving virtual pets	Continuous updating and developing a combat version for engineering testing in 3Q10
Allods Online	• GA acquired exclusive rights to operate in China in 2010 • Award-winning Russian 3D free-to-play fantasy MMORPG game with a science fiction twist	Localize and tailor the game to Chinese gamers starting 2Q10
Elsword	• GA acquired exclusive rights to operate in China in 2010 • 3D side-scrolling, advanced casual MMO game developed by KOG of South Korea	Expect to begin engineering testing in 3Q10

Q1 2010 Marketing and Distribution Network

GIANT

Enhanced Marketing Efficiency in Q1'10

- Over 330 liaison offices
- 1400 dedicated liaison personnel
- Over 130 distributors
- 116,500 retail outlets
- Penetration of all large cities and almost all provinces in China
- Focus on penetrating medium / small cities with continued Internet and on-site promotional events

GIANT

Maximize Player Awareness and Game Recognition to Improve Penetration

GIANT

Business Outlook

Growth Strategies

To Develop and Operate the Largest Online Game Network in Asia

GIANT

1. Player Segmentation Based on Game Features and Spending Preferences to Increase Player Loyalty and to Extend Game Lifecycles

2. Introduce Different Genres of Games and Expand Geographical Coverage to Grow Our Player Base

3. Pursue Opportunities for Acquisitions, Strategic Joint Ventures and Opportunistic Investments

Expanding into New Genres of Online Gaming

GIANT

- Goal: capture gamers with a broader array of preferences
- Initiative: Utilize innovation and creativity derived from Win@Giant Incubation Program to bring games in new genres to market

Existing Genres of Giant Games

Hardcore, combat-centric PK MMORPGs

ZT Online and *Giant Online*

Expanding into new genres with the help of Win@Giant

Hardcore, combat-centric PK MMORPGs

ZT Online, Giant Online, King of Kings III, XT Online, ZT Online II, Dragon Soul, and *Allods Online*

Casual MMORPGs

My Sweetie

Webgames

The Golden Land

Advanced Casual Games

Elsword

Near-term Expectation

GIANT

Supported by the strengthening of the flagship game *ZT Online* and expected contributions from new games such as *ZT Online Green Edition*, the Company expects to maintain steady growth in the second quarter 2010.

GIANT

NYSE: GA
Thank you

www.ga-me.com

